07028218

ADITYA BIRLA GROUP

Ref: AM:PVK:895:2007

Date: 20th November, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results of the Company for the Quarter and Six Months ended on 30th September, 2007.

Please take the same on your record and acknowledge.

Thanking you,

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Yours faithfully,
For **Hindalco Industries Limited**

ANIL MALIK
Asst. Vice-President &
Company Secretary
Encl:- as above

Singhi & Co.
Chartered Accountants

EMERALD HOUSE, 4th Floor, 1B, OLD POST OFFICE STREET, KOLKATA-700 001 ✆ : +91(0)33-2248-4573/4577, 3022 4333, FAX : +91(0)33-2230-7146
e-mail : kolkata@singhico.com Website : www.singhico.com

REVIEW REPORT

To,
The Board of Directors,
Hindalco Industries Limited
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai – 400 030

We have reviewed the accompanying statement of Un-audited Financial Results of **M/s. HINDALCO INDUSTRIES LIMITED** for the quarter ended 30th September, 2007. This Financial statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of Un-audited Financial Results prepared in accordance with applicable Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.
Chartered Accountants

Rajiv Singhi

(Rajiv Singhi)
Partner
Membership No.53518

Camp: Mumbai

1B, Old Post Office Street,
Kolkata – 700001
Dated, the 31st day of October, 2007.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2007

(Rupees in Million)

	Particulars	Quarter ended 30/09/2007 (Unaudited)	Quarter ended 30/09/2006 (Unaudited)	Half year ended 30/09/2007 (Unaudited)	Half year ended 30/09/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1	**Net Sales & Operating Revenues**	49,597	46,342	96,376	89,079	183,130
2	**Other Income**	1,098	1,108	2,344	1,884	3,701
3	**Total Income**	50,695	47,450	98,720	90,963	186,831
4	**Expenditure**	41,826	38,558	81,190	73,302	149,361
	(a). (Increase)/Decrease in Stock	2,868	(6,207)	566	(15,866)	(4,425)
	(b). Consumption of Raw Materials	28,163	33,275	59,178	67,585	110,553
	(c). Purchase of Traded Goods	83	74	158	74	230
	(d). Employees Cost	1,560	1,312	2,881	2,461	5,196
	(e). Power and Fuel	4,568	4,946	8,798	9,693	18,486
	(f). Depreciation	1,446	2,080	2,874	3,421	6,381
	(g). Other Expenditure	3,138	3,078	6,735	5,934	12,940
5	**Interest & Finance Charges**	632	515	1,194	1,149	2,424
6	**Profit before Tax**	8,237	8,377	16,336	16,512	35,046
7	**Tax Expenses**	1,809	2,401	3,879	4,521	9,403
8	**Net Profit**	6,428	5,976	12,457	11,991	25,643
9	**Paid-up Equity Share Capital**					
	(Face Value : Re 1/- per Share)	1,111	986	1,111	986	1,043
10	**Reserves**					123,137
11	**Earning Per Share (EPS)**					
	(a). Basic EPS (Rs.)	5.78	6.06	11.25	12.17	25.52
	(b). Diluted EPS (Rs.)	5.78	6.06	11.25	12.17	25.52
12	**Public Shareholding**					
	(a). Number of shares			841,777,721	848,720,228	845,583,773
	(b). Percentage of shareholding			68.60%	73.21%	72.94%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/09/2007 (Unaudited)	Quarter ended 30/09/2006 (Unaudited)	Half year ended 30/09/2007 (Unaudited)	Half year ended 30/09/2006 (Unaudited)	Year ended 31/03/2007 (Audited)
1. Segment Revenue					
(a) Aluminium	17,850	18,520	35,387	35,062	73,444
(b) Copper	31,783	27,825	61,045	54,042	109,776
	49,633	46,345	96,432	89,104	183,220
Less: Inter Segment Revenue	(36)	(3)	(56)	(25)	(90)
Net Sales & Operating Revenues	**49,597**	**46,342**	**96,376**	**89,079**	**183,130**
2. Segment Results					
(a) Aluminium	6,621	6,710	13,044	13,835	29,292
(b) Copper	1,261	1,233	2,384	2,211	5,171
	7,882	7,943	15,428	16,046	34,463
Less: Interest & Finance Charges	(632)	(515)	(1,194)	(1,149)	(2,424)
	7,250	7,428	14,234	14,897	32,039
Add: Other un-allocable Income net of un-allocable expenses	987	949	2,102	1,615	3,007
Profit before Tax	**8,237**	**8,377**	**16,336**	**16,512**	**35,046**
3. Capital Employed					
(a) Aluminium	76,743	67,890	76,743	67,890	74,511
(b) Copper	58,651	73,242	58,651	73,242	49,307
	135,394	141,132	135,394	141,132	123,818
Un-allocable/ Corporate	108,121	65,024	108,121	65,024	85,275
Total Capital Employed	**243,515**	**206,156**	**243,515**	**206,156**	**209,093**

HINDALCO

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. The Company has formed a joint venture company namely Tubed Coal Mines Ltd with The Tata Power Company Ltd as per the condition of allotment letter of Ministry of Coal for the purpose of exploration of the Coal block allotted by the Government in the State of Jharkhand. Hindalco holds 60% stake in the Joint venture and balance 40% is held by The Tata Power Company Ltd.

2. The Company has acquired the shareholding of Alcan Inc. consisting of 78,564,384 equity shares of Rs 10/- each in Utkal Alumina International Ltd. (Utkal). Consequently, Utkal is now a wholly owned subsidiary of the Company.

3. The Company has granted 1,940,250 stock options (for equal number of equity shares) to eligible employees on 23rd August, 2007 under Employees Stock Option Scheme ("the Scheme"). As per the Scheme, one-fourth of the number of shares granted will vest on yearly rest over a four year period at a fixed exercise price of Rs 98.30 per share.

4. As per the terms of the Rights offer made by the Company in January 2006, the Company has sent the final call money notice to shareholders holding partly paid up shares for payment of final call money @ Rs 48 per share amounting to total Rs. 11,130 million. Amount received till 30th September, 2007 on this account is Rs 775 million.

5. The proceeds of the rights issue aggregating to Rs. 11,113 million have been utilized for the purpose of defraying issue related expenses of Rs. 366 million and subscription to shares of a subsidiary company to the extent of Rs. 2,543 million while the balance amount is temporarily invested in short term liquid securities. Further, Rs 775 million received towards final call money as on 30th September 2007 was lying in the Call money account opened with the Bank for this purpose.

6. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st July 2007	Received	Resolved	Pending as on 30th September 2007
0	23	23	0

7. Figures of previous periods have been regrouped wherever found necessary.

8. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Wednesday, 31st October, 2007. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya

D. Bhattacharya
Managing Director

Place : Mumbai
Dated: 31st October, 2007

END